EXHIBIT 99.13

CONSENT OF EXPERT

March 28, 2013

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Richard Miller, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the “Technical Report for Kisladag Gold Mine, Turkey”, dated March 15, 2010 and effective January 2010, (ii) the “Technical Report for Jinfeng Gold Mine, China” dated January 13, 2012 and effective March 15, 2011, and (iii) the “Technical Report for the Perama Hill Project, Thrace, Greece,” dated March 15, 2010 and effective January 28, 2010, and the description of all mineral reserves of the Kisladag, Jinfeng (open pit), Tanjianshan, Perama Hill, Tocantinzinho, Vila Nova Iron and Skouries (open pit) properties and of extracts from or a summary of the respective technical reports and other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2012 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Richard Miller
Richard Miller, P.Eng.
Eldorado Gold Corporation
Manager, Mine Engineering